FORM 1-SA/A

(Amendment No. 1)

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2025

Robert Ventures Holdings LLC

Commission File No. 024-12331

Delaware
(State or other jurisdiction of incorporation or organization)

E.I.N.: 88-2522056

2810 N. Church St. #28283
Wilmington, Delaware 19802
Office: (302) 404-6341
Email: ir@robertventures.com

With a copy to:
Arden Anderson, Esq.
Solon Law, PC
550 W. B Street, 4th Floor, #1913
San Diego, CA 92101
arden@solonlaw.com

EXPLANATORY NOTE

This Amendment No. 1 on Form 1-SA/A (this "Amendment") amends and restates in its entirety the Semiannual Report on Form 1-SA of Robert Ventures Holdings LLC (the "Company") for the semiannual period ended June 30, 2025, which was filed with the Securities and Exchange Commission on October 1, 2025 (the "Original Report").

The Company is filing this Amendment to restate the unaudited consolidated financial statements included in the Original Report, which the Company has concluded should no longer be relied upon. As described in Item 2 and in Note 2(m) to the restated financial statements, the Company's audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 were restated in the Company's Amended Annual Report on Form 1-K/A filed on October 15, 2026, and the interim financial statements for the six months ended June 30, 2025 and 2024 have been restated on the same basis. The restatement (a) attributes the results of KS OBX LLC between the Company and the noncontrolling interest by reference to the results of that entity, correcting previously reported allocations that did not reflect the noncontrolling member's share of those results; (b) accrues interest on the note payable to Mark Robert, a related party; (c) presents the proceeds of real estate sales, the additions to real estate investments and the borrowings and repayments of notes payable in full within investing and financing activities, removes the gain on sale from operating activities, presents bond interest reinvested in bonds as paid and reinvested, and computes the changes in operating assets and liabilities from the balances at December 31, 2024; (d) remeasures the Company's digital assets at fair value at June 30, 2025, as the Company's accounting policy under ASU 2023-08 requires, in place of cost; and (e) for the six months ended June 30, 2024, expenses interest and loan fees of KS OBX LLC that had been capitalized, consistent with the restated audited financial statements for that year. The restated financial statements are presented in the format of the Company's restated audited financial statements and include, as the comparative balance sheet, the restated audited balance sheet at December 31, 2024.

The financial statements in the Original Report were accompanied by an independent accountant's compilation report dated September 12, 2025. That report related to the financial statements as originally issued and is not included in this Amendment. The restated financial statements in this Amendment have been prepared by management and have not been audited, reviewed or compiled by an independent accountant.

Except for the restatement, the related changes to Items 1 and 2, the disclosures in Notes 8, 11 and 12 that are necessary to keep the restated financial statements from being misleading, the updated exhibit index and the signatures, this Amendment speaks as of the date of the Original Report and does not reflect events occurring after that date. Information about events after June 30, 2025 is contained in the Company's Amended Annual Report on Form 1-K/A filed on October 15, 2026 and in its Semiannual Report on Form 1-SA for the six months ended June 30, 2026.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semiannual report on Form 1-SA/A of Robert Ventures Holdings LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "outlook," "seek," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors described in our offering circular and the other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters described in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semiannual Report on Form 1-SA/A to "us," "we," "our," "ours," "RVH" or the "Company" refer to Robert Ventures Holdings LLC, a Delaware limited liability company, and its consolidated subsidiaries KS OBX LLC, a North Carolina limited liability company in which the Company holds a 70% interest, and RV Digital LLC, a wholly owned subsidiary. You should read the following discussion and analysis of our financial condition and results of operations together with our restated unaudited consolidated financial statements and the related notes included elsewhere in this report, and with our audited consolidated financial statements for the years ended December 31, 2025 and 2024, as restated, included in our Amended Annual Report on Form 1-K/A filed on October 15, 2026. The amounts discussed below are the restated amounts; see the Explanatory Note, Item 2 and Note 2(m).

General

Robert Ventures Holdings LLC was formed on May 3, 2022, as a Delaware limited liability company. The Company engages in strategic investments in real estate and digital assets. Through KS OBX LLC, the Company acquires land, primarily in the Outer Banks region of North Carolina, for the development and construction of entry-level single-family homes. Through RV Digital LLC, the Company acquires digital assets held in secure custody with BitGo. The Company is managed by Robert Ventures LLC (the "Manager").

Results of Operations

The following discussion of results of operations refers to the six months ended June 30, 2025 compared to the six months ended June 30, 2024, in each case as restated.

Revenue. Sales of real estate are presented as net realized gains, consistent with the Company's restated audited financial statements, and the Company's results of operations are driven by those gains (losses) and by net unrealized gains (losses) arising from the fair value remeasurement of its digital assets. For the six months ended June 30, 2025, the Company recorded a net investment gain of $225,843, compared to $0 for the six months ended June 30, 2024. During the 2025 period the Company sold three completed homes, 52168 Sportsman Drive, 39192 Cobia Way and 26219 Rampart Street, for aggregate gross proceeds of $1,699,429, realizing net proceeds of $1,537,390 after selling costs and a net realized gain of $159,355, and recorded a non-cash net unrealized gain of $66,488 on the digital assets it acquired during the period. The unrealized amount is recognized in earnings but was not realized in cash during the period. No real estate was sold and no digital assets were held during the 2024 period.

Operating Expenses. Total operating expenses were $178,908 for the six months ended June 30, 2025, compared to $4,548 for the six months ended June 30, 2024. The increase reflects advertising and promotion costs of $110,369 incurred in connection with the Company's Regulation A bond offering, under which bonds were first sold in October 2024, contract labor of $42,677 and digital asset storage fees of $6,692, none of which were incurred in the 2024 period, legal and professional fees of $9,195, up from $3,575 of loan fees in the 2024 period, and dues and subscriptions for software platforms of $9,228, up from $352. Substantially all of the Company's operating costs are incurred by the Manager and charged to the Company; see Note 2(j).

Other Income and Expense. Other income was $4,620 for the six months ended June 30, 2025, consisting of a forfeited deposit of $4,000 and staking income received in Ether and other income, compared to $0 for the six months ended June 30, 2024. Interest expense increased to $90,519 from $80,712, reflecting interest on the bonds sold since October 2024, partly offset by lower interest on the loans secured by the Company's real estate following the repayment of the loans on the homes sold. Interest expense includes $4,847 and $4,874 accrued in the 2025 and 2024 periods, respectively, on the note payable to Mark Robert, which is payable at the maturity of that note in 2030; see Note 9. Amortization of deferred offering costs was $17,600, compared to $33,250 in the 2024 period.

Net Loss. Net loss was $56,564 for the six months ended June 30, 2025, compared to $118,510 for the six months ended June 30, 2024. For the 2025 period the net loss attributable to the Company was $83,302 and net income of $26,738 was attributable to our noncontrolling interest, KS OBX LLC having recorded net income of $89,128 for the period on the sale of three homes. For the 2024 period the net loss attributable to the Company was $93,093 and the net loss attributable to the noncontrolling interest was $25,417. The decrease in net loss was principally the result of the gains on the sales of real estate and the unrealized gain on digital assets, offset by the operating expenses of the bond offering and higher interest expense.

Liquidity and Capital Resources

As of June 30, 2025, the Company had cash and cash equivalents of $113,891, compared to $185,622 as of December 31, 2024, and held digital assets with a fair value of $678,060. As of June 30, 2025 the Company had total members' interest of $190,462.

The net decrease in cash of $71,731 during the six months ended June 30, 2025 resulted from net cash used in operating activities of $192,369 and net cash used in financing activities of $319,015, offset by net cash provided by investing activities of $439,653. Investing activities consisted of net proceeds of $1,537,390 from the sale of three completed homes, $486,784 of additions to real estate investments, principally construction of three homes on Pony Pasture Drive, and $610,953 of purchases of Bitcoin and Ether. Financing activities consisted of $622,000 of bond proceeds, $11,405 of bond interest reinvested in bonds, and $408,000 of borrowings ($158,000 under a new construction loan from Valiant Builder Finance LLC and a further $250,000 drawn from Stone Bay Holdings II, LLC in January 2025 and repaid in February 2025), less $1,360,420 of repayments of notes payable, including the loans secured by the homes sold, which were repaid at the closings of those sales.

We have primarily financed our operations through member contributions, the sale of bonds under our Regulation A offering, and secured real estate loans. As of June 30, 2025, the Company had 72 bonds outstanding with an aggregate principal balance of $759,000, and notes payable of $1,300,043, comprising principal of $1,265,846 (of which $1,070,359 is secured by real estate) and $34,197 of accrued interest on the note payable to Mark Robert; see Notes 5, 6 and 9.

Our capital requirements going forward will consist of financing our operations until we are able to generate proceeds from asset sales and investment returns adequate to equal or exceed our ongoing operating expenses and debt service. Although we believe that we have access to capital resources, there are no commitments in place for new financing and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for operations and asset acquisitions. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to fund our liabilities, or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our members or that result in our members or bondholders losing all of their investment in our Company. See Note 8 regarding the substantial doubt about the Company's ability to continue as a going concern.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our membership interests and classified as members' equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trends

Key trends impacting the Company include Outer Banks real estate market conditions (currently softening), digital asset market volatility and regulation, and prevailing interest rates affecting borrowing costs and bond attractiveness.

Inflation and Interest Rates: While rates of inflation have shown signs of moderation from recent peaks, persistently elevated costs continue to impact the economy and the Company's operations. This is particularly evident in the costs of construction materials and labor, which can affect the profitability of our real estate development projects. Furthermore, the higher interest rate environment maintained by the Federal Reserve throughout much of the reporting period, while potentially stabilizing, continues to influence borrowing costs. This impacts the Company directly through interest expense on its variable-rate debt obligations and indirectly by affecting the affordability and financing capacity of potential homebuyers in our target markets.

Housing Supply and Real Estate Market Conditions: The broader US housing market has experienced fluctuations influenced by the aforementioned interest rate and inflation trends, leading to reduced affordability and transaction volumes in some areas. In our primary market of the Outer Banks, NC, we observed some softening of home prices from recent highs during 2023. However, we believe a key mitigating factor in our specific niche (Hatteras Island, entry-level new construction) is the persistent lack of housing supply, particularly for homes priced under $650,000. While overall market conditions require careful management of construction costs and pricing strategies, we believe this supply constraint continues to support demand for the type of properties we are developing.

Digital Asset Regulatory Landscape: The regulatory environment for digital assets has been changing, including the formation of an SEC Crypto Task Force led by Commissioner Hester Peirce, the dismissal of certain enforcement actions against digital asset firms, and the rescission of SAB 121 by SAB 122, which may make it easier for banks to provide custody of digital assets. These developments may affect the market for, and the value and liquidity of, the digital assets the Company holds. However, regulations remain unsettled, and future regulatory developments could adversely affect the value of the Company’s digital assets or its ability to hold them.

The Company has a limited operating history to establish internal trends.

Item 2. Other Information.

Restatement and Non-Reliance on Previously Issued Financial Statements. On September 17, 2026, the Company's independent auditor, Abdi Sheikh-Ali, CPA, PLLC, advised the Company that the audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, and the auditor's report on those statements, included in the Company's Annual Report on Form 1-K filed on April 28, 2026, should no longer be relied upon, and the Company's authorized officer so concluded on the same date. The Company reported that determination on Form 1-U filed on September 23, 2026, which it amended on September 29, 2026 and on October 15, 2026. On October 15, 2026 the Company filed an Amended Annual Report on Form 1-K/A containing the restated audited consolidated financial statements for those years and the auditor's reissued report on them.

The Company also concluded that the compiled consolidated financial statements for the six months ended June 30, 2025 included in the Original Report should no longer be relied upon, because they contained the same errors in the attribution of the result of KS OBX LLC between the Company and the noncontrolling interest and in the accrual of interest on the note payable to Mark Robert, presented the cash flows from the sale of real estate and from borrowings and repayments net rather than gross, carried the Company's digital assets at cost rather than at fair value, and, for the six months ended June 30, 2024, capitalized interest and loan fees that the restated audited financial statements for that year expense. This Amendment contains the restated financial statements for the six months ended June 30, 2025 and 2024. The restatement and its effects are described in Note 2(m).

Item 3. Financial Statements.

ROBERT VENTURES HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED, AS RESTATED)

SIX MONTHS ENDED JUNE 30, 2025 AND 2024

The accompanying unaudited consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America for interim financial information and have been restated as described in Note 2(m). They have not been audited, reviewed or compiled by an independent accountant. The December 31, 2024 balance sheet has been derived from the Company's audited consolidated financial statements as restated in its Amended Annual Report on Form 1-K/A filed on October 15, 2026.

Robert Ventures Holdings LLC

Consolidated Balance Sheets

As of June 30, 2025 (Unaudited, As Restated) and December 31, 2024 (Audited, As Restated)

	June 30, 2025 (unaudited, as restated)	December 31, 2024 (audited, as restated)
ASSETS
Cash and cash equivalents	$113,891	$185,622
Other assets	428	749
Deferred costs - net of amortization	15,009	32,608
Digital assets, at fair market value	678,060	-
Real estate investments	1,768,885	2,660,136
Total assets	$2,576,273	$2,879,115
LIABILITIES
Accounts payable	$2,509	$6,164
Due to related parties	312,476	241,309
Bonds payable	770,783	137,000
Notes payable	1,300,043	2,247,616
Total liabilities	$2,385,811	$2,632,089
MEMBERS' INTEREST
Members' interest attributable to Parent	$805,153	$805,153
Retained earnings (deficit) attributable to Parent	(542,168)	(458,866)
Total members' interest attributable to Parent	$262,985	$346,287
Members' interest attributable to Noncontrolling Interest (NCI)	$(76,764)	$(76,764)
Retained earnings (deficit) attributable to Noncontrolling Interest (NCI)	4,241	(22,497)
Total members' interest attributable to Noncontrolling Interest (NCI)	$(72,523)	$(99,261)
Total Members' Interest	$190,462	$247,026
Total liabilities and Members' Interest	$2,576,273	$2,879,115

See accompanying notes to the unaudited consolidated financial statements.

Robert Ventures Holdings LLC

Consolidated Statements of Income

For the six months ended June 30, 2025 and 2024 (Unaudited, As Restated)

	Six months ended June 30, 2025 (as restated)	Six months ended June 30, 2024 (as restated)
REVENUE
Net realized gains (losses) on sale of other investments	$159,355	$-
Net unrealized gain (loss) on digital assets	66,488	-
Total revenue	$225,843	$-
OPERATING EXPENSES
Advertising and promotion	$110,369	$-
Bank service charges	648	621
Contract labor	42,677	-
Dues and subscriptions	9,228	352
Legal and professional fees	9,195	3,575
Storage fees (digital assets)	6,692	-
Web services	99	-
Total operating expenses	$178,908	$4,548
Operating income (loss)	$46,935	$(4,548)
OTHER INCOME
Staking income, rebates and other income	$4,620	$-
Total other income	$4,620	$-
OTHER (EXPENSE)
Amortization expense	$(17,600)	$(33,250)
Interest expense	(90,519)	(80,712)
Total other (expense)	$(108,119)	$(113,962)
Net income (loss)	$(56,564)	$(118,510)
Net income (loss) attributable to Parent	$(83,302)	$(93,093)
Net income (loss) attributable to Noncontrolling Interest (NCI)	$26,738	$(25,417)

See accompanying notes to the unaudited consolidated financial statements.

Robert Ventures Holdings LLC

Consolidated Statements of Changes in Members' Interest

For the six months ended June 30, 2025 and 2024 (Unaudited, As Restated)

For the six months ended June 30, 2025 (as restated)

	Parent	Retained Earnings (Parent)	Total Attributable to Parent	NCI Members' Interest	Retained Earnings (NCI)	Total Attributable to NCI	Total
Members' Interest at December 31, 2024, as restated	$805,153	$(458,866)	$346,287	$(76,764)	$(22,497)	$(99,261)	$247,026
Net income (loss)	-	(83,302)	(83,302)	-	26,738	26,738	(56,564)
Members' Interest at June 30, 2025	$805,153	$(542,168)	$262,985	$(76,764)	$4,241	$(72,523)	$190,462

For the six months ended June 30, 2024 (as restated)

	Parent	Retained Earnings (Parent)	Total Attributable to Parent	NCI Members' Interest	Retained Earnings (NCI)	Total Attributable to NCI	Total
Members' Interest at December 31, 2023, as restated	$805,153	$(146,803)	$658,350	$(76,764)	$41,399	$(35,365)	$622,985
Net income (loss)	-	(93,093)	(93,093)	-	(25,417)	(25,417)	(118,510)
Members' Interest at June 30, 2024	$805,153	$(239,896)	$565,257	$(76,764)	$15,982	$(60,782)	$504,475

See accompanying notes to the unaudited consolidated financial statements.

Robert Ventures Holdings LLC

Consolidated Statements of Cash Flows

For the six months ended June 30, 2025 and 2024 (Unaudited, As Restated)

	Six months ended June 30, 2025 (as restated)	Six months ended June 30, 2024 (as restated)
Cash flows from operating activities
Net income (loss)	$(56,564)	$(118,510)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization expense	17,600	33,250
Net unrealized loss (gain) on digital assets	(66,488)	-
Net realized loss (gain) on sale of real estate investments	(159,355)	-
Staking income and other income received in digital assets	(619)	-
Decrease (increase) in other assets and deferred costs	320	2,072
Increase (decrease) in accounts payable	(3,655)	(4,023)
Increase (decrease) in accrued interest on related party note	4,847	4,874
Increase (decrease) in accrued interest on simple interest bonds	378	-
Increase (decrease) in due to related parties	71,167	-
Net cash provided (used) by operating activities	$(192,369)	$(82,337)
Cash flows from investing activities
Proceeds from sale of real estate investments, net of selling costs	$1,537,390	$-
Additions to real estate investments	(486,784)	(619,364)
Additions to digital assets	(610,953)	-
Net cash provided (used) by investing activities	$439,653	$(619,364)
Cash flows from financing activities
Proceeds from issuance of bonds	$622,000	$-
Bond interest reinvested in bonds payable (see Note 6)	11,405	-
Proceeds from notes payable	408,000	-
Repayment of notes payable	(1,360,420)	-
Net increase in notes payable	-	722,933
Net cash provided (used) by financing activities	$(319,015)	$722,933
Net increase (decrease) in cash	$(71,731)	$21,232
Cash at beginning of period	185,622	73,482
Cash at end of period	$113,891	$94,714
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$73,889	$75,838

Notes payable secured by the homes sold during the six months ended June 30, 2025 were repaid at the closings of those sales from the proceeds of sale. Those proceeds and repayments are presented gross within investing and financing activities, and interest on compound interest bonds is presented as paid and reinvested in bonds payable, consistent with the presentation in the Company's restated audited financial statements. Borrowings and repayments for the six months ended June 30, 2024 are presented net, as in those financial statements.

See accompanying notes to the unaudited consolidated financial statements.

Robert Ventures Holdings LLC

Notes to Consolidated Financial Statements (Unaudited) - June 30, 2025 (As Restated)

1. Nature of Operations

Robert Ventures Holdings LLC (the "Company") was established in May 2022 in the state of Delaware. Dedicated to strategic investments in digital assets and real estate, the Company raises capital through the sale of bonds under Regulation A. The Company holds a 70% interest in KS OBX LLC, which acquires land in the Outer Banks region of North Carolina for the development of entry-level single-family homes, and a 100% interest in RV Digital LLC, which holds digital assets in custody with BitGo. The Company is managed by Robert Ventures LLC (the "Manager").

2. Significant Accounting Policies

a. Basis of Presentation. The accompanying unaudited consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. They include the accounts of the Company and its subsidiaries, KS OBX LLC and RV Digital LLC; all intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting of normal recurring adjustments, except for the restatement adjustments described in Note 2(m)) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the full year. The December 31, 2024 balance sheet has been derived from the Company's audited consolidated financial statements as restated in its Amended Annual Report on Form 1-K/A filed on October 15, 2026, and these interim financial statements should be read together with those restated financial statements and the notes to them. These financial statements have been restated; see Note 2(m).

b. Cash and Cash Equivalents. Cash and cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c. Startup Costs. In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offerings, are capitalized and amortized over a 12-month period. The Company recognized amortization expense of $17,600 and $33,250 for the six months ended June 30, 2025 and 2024, respectively, and deferred costs, net of amortization, were $15,009 and $32,608 at June 30, 2025 and December 31, 2024.

d. Concentration of Credit Risk. The Company maintains cash with a U.S. based financial institution. The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at this institution up to $250,000 per depositor.

e. Real Estate Investments. Real estate investments consist of land and homes held for sale and are recorded at cost, including land, construction and capitalized carrying costs, and are not depreciated. The Company reviews its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, comparing the carrying amount with the estimated fair value less costs to sell and recognizing an impairment loss for any excess. No impairment indicator was present at June 30, 2025. Gains and losses on sale are recognized when the sale closes and are presented as net realized gains (losses) on sale of other investments, after selling costs. Interest and loan fees on the loans that finance the Company's real estate are expensed as incurred.

f. Digital Assets. In accordance with ASU 2023-08, which the Company adopted on January 1, 2025, the Company measures its digital assets at fair value, with changes in fair value recognized in earnings in the period in which they occur. Fair value is determined from quoted prices on active digital asset exchanges (Level 1) as reported by the Company's custodian at the reporting date. Staking rewards are recognized as other income when received, measured at fair value on the date of receipt. The Company's digital assets were carried at cost in the financial statements as originally issued; see Note 2(m).

g. Other Assets. Other assets consist of a utility deposit. As of June 30, 2025 and December 31, 2024, other assets totaled $428 and $749, respectively.

h. Income Taxes. The Company is an LLC that is treated as a partnership for federal and state income tax purposes. Consequently, all earnings are passed through to the members and any resulting federal and/or state income taxes are assessed and paid by the members on their individual tax returns. Accordingly, the Company made no provision for income taxes in the accompanying financial statements. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes. Management has not identified the existence of any uncertain tax positions.

i. Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from these estimates.

j. Related Party Transactions. The Company's Manager, Robert Ventures LLC, incurs substantially all of the Company's operating costs, including advertising, contract labor, software and professional fees, and charges them to the Company. Amounts owed to the Manager are presented as Due to Related Parties and totaled $312,476 and $241,309 as of June 30, 2025 and December 31, 2024, respectively. During the six months ended June 30, 2025 the Manager invoiced the Company $171,167, on June 30, 2025, and the Company paid the Manager $100,000, on June 4, 2025. The Due to Related Parties liability does not have stated repayment terms and is non-interest bearing. Additionally, KS OBX LLC owes $195,487 of principal, together with accrued interest of $34,197 and $29,350 as of June 30, 2025 and December 31, 2024, to Mark Robert, the brother of the Manager's manager and the sole member of Elk Renovations LLC, the holder of the noncontrolling interest; see Note 9. The TowneBank loan is guaranteed by Joseph Robert, Mark Robert and Elk Renovations LLC, the Valiant Builder Finance loan is guaranteed by an Unconditional Guaranty dated June 3, 2025 executed individually by Joseph Robert and by Mark Robert, and the Stone Bay Holdings lender holds personal guaranties given by Joseph Robert and by Mark Robert; see Note 5. Joseph Robert, who controls the Company, holds two bonds of the Company with an aggregate principal amount of $2,000, purchased during 2024 on the same terms as those offered to other investors.

k. Advertising Costs. The Company expenses advertising costs as they are incurred. The Company incurred $110,369 and $0 of advertising expenses for the six months ended June 30, 2025 and 2024, respectively.

l. Members' Capital Structure. The Company is organized as a limited liability company that is owned by members. The Company pursues offerings pursuant to Regulation A ("Reg A") under the Securities Act, selling bonds directly to investors and not through registered broker-dealers who are paid commission. The maximum amount that can be raised through a Reg A (Tier 2) offering is $75,000,000 in a 12-month period.

m. Noncontrolling Interest and Restatement of Previously Issued Financial Statements. The Company consolidates KS OBX LLC, in which it holds a 70% membership interest. The remaining 30% is held by Elk Renovations LLC, an entity owned by Mark Robert, the brother of the Manager's manager. The noncontrolling interest represents the portion of the equity of KS OBX LLC that is not attributable, directly or indirectly, to the Company.

Attribution. In accordance with ASC 810-10-45-20, the net income or loss attributable to the noncontrolling interest is the noncontrolling member's share of the results of KS OBX LLC, and not a share of consolidated net income or loss. In accordance with ASC 810-10-45-21, losses are attributed to the noncontrolling interest even when that attribution results in a deficit balance. For the six months ended June 30, 2025, KS OBX LLC recorded net income of $89,128, and the amount attributable to the noncontrolling interest is net income of $26,738, being 30% of that result; for the six months ended June 30, 2024, KS OBX LLC recorded a net loss of $84,725, and the amount attributable to the noncontrolling interest is a net loss of $25,417. The results of KS OBX LLC are after interest of $4,847 and $4,874, respectively, on the note payable to Mark Robert described in Note 9, and, for 2024, after the interest and loan fees described in (e) below. The tiered return on the Company's capital contributions under Section 3.5 of the Amended and Restated Operating Agreement of KS OBX LLC, executed on September 11, 2025, had not accrued in either period under the terms of that agreement as executed; see Note 12 regarding the subsequent amendment of that agreement and the treatment of the return. The carrying amount of the noncontrolling interest is a deficit. Distributions of $79,664 made to the noncontrolling member against a contribution of $2,900 in periods before January 1, 2024 are reflected within members' interest attributable to the noncontrolling interest.

Restatement. Subsequent to the issuance of the financial statements for the six months ended June 30, 2025, the Company's audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 were restated, as described in Item 2 and in Note 9 to those restated financial statements, which are included in the Company's Amended Annual Report on Form 1-K/A filed on October 15, 2026. The interim financial statements for the six months ended June 30, 2025 and 2024 contained the same errors and have been restated on the same basis, and two further errors in the interim financial statements have been corrected:

•  (a) Attribution. The net income or loss previously attributed to the noncontrolling interest had been derived from consolidated net loss rather than from the noncontrolling member's share of the results of KS OBX LLC, and the carrying amount of the noncontrolling interest did not reflect the distributions to and contribution from the noncontrolling member described above or the 60% and 40% membership interests in effect before February 24, 2023. The attribution error does not change consolidated total assets, total liabilities, total members' interest, consolidated net loss or cash; it changes the attribution of net loss and of members' interest between the Company and the noncontrolling interest.

•  (b) Accrued interest. Interest at 5% per annum on the note payable to Mark Robert, a related party, had not been recorded in any period after 2021. Unpaid accrued interest of $29,350 at December 31, 2024 and $19,549 at December 31, 2023 has been recognized within notes payable, and interest expense of $4,847 and $4,874 has been recognized for the six months ended June 30, 2025 and 2024, respectively.

•  (c) Statement of cash flows. The gain on the sale of real estate investments had not been eliminated from operating activities; the proceeds of sale, the additions to real estate investments and the borrowings and repayments of notes payable, including the repayment at closing of the loans secured by the properties sold and a $250,000 draw from Stone Bay Holdings II, LLC repaid within the period, had been presented net rather than gross, as ASC 230-10-45-14 requires; the issuance of bonds had included bonds issued in 2024; interest reinvested in compound interest bonds had not been presented as paid and reinvested; the changes in other assets and accounts payable had been computed from the balances at June 30, 2024 rather than December 31, 2024; and the increase in the amount due to the Manager, which arises from operating costs paid by the Manager, had not been presented within operating activities. The net change in cash is unchanged.

•  (d) Digital assets. The Company's digital assets had been carried at cost of $611,572 at June 30, 2025, although the Company's accounting policy, as stated in the financial statements as originally issued, is to measure them at fair value under ASU 2023-08. Their fair value at that date, based on quoted prices reported by the Company's custodian, was $678,060, and a net unrealized gain of $66,488 has been recognized for the six months ended June 30, 2025. The adjustment is attributable entirely to the Company.

•  (e) Six months ended June 30, 2024. Interest of $12,500 and loan fees of $3,575 incurred by KS OBX LLC had been capitalized; the restated audited financial statements for the year ended December 31, 2024 expense them, and they have been expensed in the restated interim financial statements, within interest expense and legal and professional fees respectively. The adjustment is attributed between the Company and the noncontrolling interest in the ratio of their interests in KS OBX LLC.

The restated financial statements are presented in the format of the Company's restated audited financial statements, which differs in certain captions and subtotals from the compiled financial statements as originally issued, and the comparative balance sheet presented is the restated audited balance sheet at December 31, 2024 rather than the balance sheet at June 30, 2024. The effects of the restatement on the amounts previously reported are as follows:

Six months ended June 30, 2025	As previously reported	Adjustments	As restated
Total revenue and gains (previously within other income)	$159,355	$66,488	$225,843
Interest expense	85,672	4,847	90,519
Net income (loss)	(118,205)	61,641	(56,564)
Net income (loss) attributable to Parent	(82,744)	(558)	(83,302)
Net income (loss) attributable to Noncontrolling Interest	(35,461)	62,199	26,738
Net cash provided (used) by operating activities	(97,425)	(94,944)	(192,369)
Net cash provided (used) by investing activities	(411,576)	851,229	439,653
Net cash provided (used) by financing activities	437,270	(756,285)	(319,015)

June 30, 2025	As previously reported	Adjustments	As restated
Digital assets	$611,572	$66,488	$678,060
Total assets	2,509,785	66,488	2,576,273
Notes payable (including accrued interest; previously long-term debt and the related party note within due to related parties)	1,265,846	34,197	1,300,043
Total liabilities	2,351,614	34,197	2,385,811
Total members' interest attributable to Parent	110,686	152,299	262,985
Total members' interest attributable to Noncontrolling Interest	47,485	(120,008)	(72,523)
Total members' interest	158,171	32,291	190,462

Six months ended June 30, 2024	As previously reported	Adjustments	As restated
Legal and professional fees	$-	$3,575	$3,575
Interest expense	63,338	17,374	80,712
Net income (loss)	(97,561)	(20,949)	(118,510)
Net income (loss) attributable to Parent	(78,428)	(14,665)	(93,093)
Net income (loss) attributable to Noncontrolling Interest	(19,133)	(6,284)	(25,417)
Net cash provided (used) by operating activities	(66,262)	(16,075)	(82,337)
Net cash provided (used) by investing activities	(631,864)	12,500	(619,364)
Net cash provided (used) by financing activities	719,358	3,575	722,933
Total members' interest at June 30, 2024	544,973	(40,498)	504,475
Total members' interest attributable to Parent at June 30, 2024	371,313	193,944	565,257
Total members' interest attributable to Noncontrolling Interest at June 30, 2024	173,660	(234,442)	(60,782)

The net change in cash for each period and cash at the end of each period are unchanged.

n. Revenue Recognition. The Company's real estate is held as an investment, and sales of real estate are not presented as revenue from contracts with customers. Gains and losses on the sale of real estate are recognized when control of the property transfers to the buyer at closing and are presented as net realized gains (losses) on sale of other investments.

o. Subsequent Events. Management evaluated subsequent events through September 12, 2025, the date the financial statements as originally issued were available to be issued. In connection with this reissuance, management evaluated subsequent events through October 20, 2026, the date these restated financial statements were available to be issued, for the restatement adjustments described in Note 2(m) and for the disclosures necessary to keep the restated financial statements from being misleading. In accordance with ASC 855, subsequent events other than the restatement adjustments have not been recognized in the historical amounts. See Note 12.

3. Investments

Investments as of June 30, 2025 and December 31, 2024 consisted of the following:

	June 30, 2025	December 31, 2024
Real estate investments	$1,768,885	$2,660,136
Digital assets	678,060	-
	$2,446,945	$2,660,136

Real estate investments at June 30, 2025 consisted of lots in Avon, North Carolina (Hatteras Island), including three homes under construction on Pony Pasture Drive (Lots 4, 8 and 9) and unimproved lots. During the six months ended June 30, 2025 the Company sold three completed homes, 52168 Sportsman Drive, 39192 Cobia Way and 26219 Rampart Street, on January 30, February 28 and May 2, 2025, respectively, for aggregate gross proceeds of $1,699,429, or $1,537,390 net of selling costs of $162,039, realizing a net realized gain of $159,355 over their carrying amount of $1,378,035. The loans secured by those homes were repaid at closing; see Note 5. Additions to real estate investments of $486,784 during the period consisted of construction and carrying costs capitalized principally on the three homes on Pony Pasture Drive, and included $89,605 on the homes sold before their sale.

4. Fair Value Measurements

The Company measures certain financial assets at fair value in accordance with ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value and a hierarchy that prioritizes the inputs used in valuation techniques. Level 1 inputs are quoted prices in active markets for identical assets; Level 2 inputs are other observable inputs; Level 3 inputs are unobservable.

As of June 30, 2025, the Company's investments measured at fair value on a recurring basis consist of digital assets, classified within Level 1 of the fair value hierarchy because their fair values are based on quoted prices in active digital asset markets as reported by the Company's custodian. Real estate investments are recorded at historical cost and are not measured at fair value on a recurring basis.

June 30, 2025	Level 1	Level 2	Level 3	Total
Digital assets at fair value	$678,060	$-	$-	$678,060

Investment returns for the six months ended June 30, 2025 and 2024 consisted of the following:

	2025	2024
Net realized gains (losses)	$159,355	$-
Net unrealized gains (losses)	66,488	-
	$225,843	$-

Digital Assets. The Company's Bitcoin and Ether are held in custody with BitGo; an immaterial holding of other tokens is held in self-custody. As of June 30, 2025 the Company's holdings were as follows:

Digital asset	Units	Fair value	Cost basis
Bitcoin (BTC)	4.82261166	$516,675	$487,119
Ether (ETH)	64.69813176	160,931	124,059
Other tokens		454	394
		$678,060	$611,572

Of the Ether held at June 30, 2025, 64.0271 ETH was staked with network validators through the custodian and was not available for withdrawal on demand. Activity in digital assets during the six months ended June 30, 2025 was as follows:

Amount
Balance, December 31, 2024	$-
Purchases of digital assets	610,953
Staking rewards received	619
Net unrealized gains (losses)	66,488
Balance, June 30, 2025	$678,060

Bitcoin was valued at $107,135.90 and Ether at $2,487.42 per unit at June 30, 2025, based on the custodian's quarter-end statement. The cost basis of Ether includes $619 of staking rewards received during the period. The Company held no digital assets during the six months ended June 30, 2024.

5. Notes Payable

Notes payable consist of real estate loans of KS OBX LLC and the related party note described in Note 9. The terms and outstanding balances at June 30, 2025 and December 31, 2024 are as follows:

Creditor	Issue date	Maturity	Interest rate	Payments	June 30, 2025	Dec. 31, 2024
TowneBank	March 12, 2021 (renewed April 29, 2024)	April 29, 2029	WSJ Prime, 4% floor (7.5% at June 30, 2025)	$2,471 per month, principal and interest	$209,359	$242,899
Valiant Builder Finance LLC (41681 Pony Pasture Drive)	June 3, 2025	March 3, 2026	WSJ Prime + 1.5%, 8.5% floor	Monthly interest only	158,000	-
Valiant Builder Finance LLC (26219 Rampart Street)	November 3, 2023	Repaid at sale	WSJ Prime + 1.5%, 8.5% floor	Monthly interest only	-	336,880
Valiant Builder Finance LLC (39192 Cobia Way)	July 18, 2023	Repaid at sale	WSJ Prime + 1.5%, 8.5% floor	Monthly interest only	-	375,000
Stone Bay Holdings II, LLC	August 9, 2024 (draws of $250,000 on February 7 and August 12, 2024)	August 9, 2026	12% (15% from August 2025)	Monthly interest only	500,000	500,000
Steven Lloyd	February 7, 2024	Repaid February 5, 2025	11%	Monthly interest only	-	250,000
Patricia Midgett	May 4, 2023	May 4, 2025 (past due at June 30, 2025; modified July 31, 2025 to July 1, 2027)	6%	Monthly interest only	103,000	103,000
Patricia Midgett	October 6, 2023	October 6, 2025 (subsequently extended to July 1, 2027; see Note 12)	7%	Monthly interest only	100,000	100,000
Patricia Midgett	October 6, 2023	Repaid at sale	7%	Monthly interest only	-	115,000
Mark Robert (related party)	October 21, 2020	October 20, 2030	5%	None; accrued interest and principal due at maturity	195,487	195,487
Total principal					$1,265,846	$2,218,266
Accrued interest on the Mark Robert note (see Note 9)					34,197	29,350
Notes payable					$1,300,043	$2,247,616

The TowneBank terms presented above reflect the April 29, 2024 renewal, which termed out the balance then outstanding of $249,136 over a 180-month amortization and extended the maturity to April 29, 2029. The Valiant Builder Finance loan of June 3, 2025 is a construction facility of up to $450,000 secured by 41681 Pony Pasture Drive, of which $158,000 had been drawn at June 30, 2025. The Stone Bay Holdings and Steven Lloyd loans were made under deed of trust agreements securing a facility of up to $1,000,000 with two lenders, of which $750,000 had been drawn at December 31, 2024 ($250,000 from each lender in February 2024 and a further $250,000 from Stone Bay Holdings in August 2024); the $250,000 Steven Lloyd loan was repaid on February 5, 2025. On January 24, 2025 the Company drew a further $250,000 from Stone Bay Holdings II, LLC under the facility and repaid it on February 5, 2025. The TowneBank, Valiant, Stone Bay and Midgett loans are secured by deeds of trust on the Company's real estate. The TowneBank loan is guaranteed by Joseph Robert, Mark Robert and Elk Renovations LLC, the Valiant Builder Finance loan by an Unconditional Guaranty dated June 3, 2025 executed individually by Joseph Robert and by Mark Robert, and the Stone Bay Holdings lender holds personal guaranties given by Joseph Robert and by Mark Robert in addition to its lien on the property. Each of these guarantors is a related party. During the six months ended June 30, 2025 the Company repaid $1,360,420 of principal, comprising the two Valiant Builder Finance loans and the $115,000 Patricia Midgett note secured by the homes sold during the period, the Steven Lloyd loan, the $250,000 Stone Bay Holdings draw of January 2025 and $33,540 of TowneBank principal, including a paydown of $27,682 on June 3, 2025, and borrowed $408,000, being $158,000 under the new Valiant Builder Finance facility and the $250,000 Stone Bay Holdings draw.

Principal payments on the notes are due as follows, based on the stated terms at June 30, 2025 and TowneBank amortization estimated at the rate then in effect. The first period includes the $103,000 Patricia Midgett note that was past due at June 30, 2025. The amounts shown are principal only and exclude the accrued interest on the note payable to Mark Robert, which is payable with the principal at the maturity of that note.

Twelve months ending June 30,	Amount
2026	$375,200
2027	515,300
2028	16,500
2029	163,359
2030	-
2031	195,487
$1,265,846

6. Bonds Payable

The Company's offering statement was qualified on September 27, 2024, and in October 2024 the Company began selling bonds directly to the public. These bond offerings are exempt from registration under the Securities Act of 1933 pursuant to Section 3(b)(2) and Regulation A, including any related post-qualification amendments filed with the U.S. Securities and Exchange Commission ("SEC"). The bonds outstanding at June 30, 2025 do not have a stated maturity date but are subject to a lockup period of one year or three years during which investors are not permitted to redeem their investment. Following the expiration of the lockup period, investors may request redemption subject to the terms of the applicable offering circular and the Company's liquidity provisions.

The Company issues bonds in two formats. Simple interest bonds accrue interest at annual rates of 8.00% (one-year lockup) or 10.00% (three-year lockup), with interest paid monthly and principal payable upon redemption. Compound interest bonds accrue interest at the same annual rates, compounded monthly, with both principal and accrued interest payable at redemption.

At June 30, 2025, 72 bonds were outstanding with aggregate principal of $759,000, of which $569,500 bears interest at 10.00% (three-year lockup) and $189,500 bears interest at 8.00% (one-year lockup). During the six months ended June 30, 2025 the Company issued 61 bonds with aggregate principal of $622,000; no bonds were redeemed. Bonds payable, including accrued interest, consisted of the following:

	June 30, 2025	December 31, 2024
Bond principal	$759,000	$137,000
Accrued interest on compound interest bonds	11,405	-
Accrued interest on simple interest bonds	378	-
Less: unamortized debt issuance costs	-	-
Bonds payable	$770,783	$137,000

Liquidity and Redemption Risk. Investors may request redemption following the expiration of the applicable lockup period, subject to the terms of the offering and the Company's available liquidity. The lockup periods of the bonds outstanding at June 30, 2025 expire as follows: $189,500 in the twelve months ending June 30, 2026 and $569,500 in the twelve months ending June 30, 2028. Management monitors expected redemption activity and seeks to maintain liquidity through home sales and other financing sources in order to meet potential redemption requests as they arise. There can be no assurance that sufficient liquidity will be available to meet redemption requests; see Note 8.

7. Risks and Uncertainties

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation from its business. Certain events particular to the industries in which the Company invests, as well as general economic and political conditions, may have a significant negative impact on the Company's operations and profitability. The digital asset market is subject to significant volatility and regulatory uncertainty, and the value of the Company's digital assets may fluctuate significantly after the reporting date. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company's control, and the likelihood that they may occur cannot be predicted.

8. Going Concern

The accompanying consolidated financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred, and expects to incur, significant costs before achieving significant revenue. It incurred net losses of $56,564 and $118,510 for the six months ended June 30, 2025 and 2024, and at June 30, 2025 had cash of $113,891 against notes payable of $1,265,846 in principal, of which $375,200 was past due or due within twelve months, and bonds of $759,000 that become redeemable at the holder's request following lockup periods of one or three years. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date these financial statements were originally issued. Management's plans at that time were to raise funds by refinancing existing debt and through the Regulation A bond offering then in progress. These plans depended on matters outside management's control, and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

These financial statements have been reissued in restated form. The events after June 30, 2025 described in Note 12 and in the Company's restated audited financial statements for the year ended December 31, 2025, bear on the Company's ability to continue as a going concern, and the substantial doubt described above continued to exist at the date of this reissuance. At that date the Regulation A offering had been suspended, effective September 23, 2026, with no intention to resume it; the $450,000 Valiant Builder Finance loan falls due on December 3, 2026 with no further extension available; the $500,000 Stone Bay Holdings loan was outstanding past its August 9, 2026 maturity with the lender's written consent until September 1, 2027; and management's plans were to repay those loans from the sale of the Company's completed homes, one of which was under contract (the purchasers of a second having terminated their contract on October 19, 2026), and otherwise from the sale of digital assets, with the Manager having deferred repayment of the amount due to it until October 31, 2027. Management had concluded that those plans did not alleviate the substantial doubt.

9. Related Party Loan

KS OBX LLC owes $195,487 of principal to Mark Robert under a note dated October 21, 2020 that bears interest at 5% per annum and matures on October 20, 2030, with accrued interest and principal due at maturity. The original principal was $434,627, which was reduced by repayments made in 2021. The note provides that interest is calculated and paid at maturity; its prepayment and default provisions each refer to accrued but unpaid interest, and interest to December 31, 2021 was paid in cash in that year. Interest has accordingly been accrued over the term. No payments of principal or interest were made during the six months ended June 30, 2025 or 2024. Interest of $4,847 and $4,874 was accrued for the six months ended June 30, 2025 and 2024, respectively, and accrued interest of $34,197 and $29,350 at June 30, 2025 and December 31, 2024 is included in notes payable; see Note 5. Mark Robert is the brother of the Manager's manager and the sole member of Elk Renovations LLC, the holder of the noncontrolling interest in KS OBX LLC; see Note 2(m).

10. Concentration of Credit Risk

The Company places its cash, which may at times be in excess of FDIC insurance limits, with high quality financial institutions. As of June 30, 2025, the Company had no bank balances in excess of federally insured limits. Substantially all of the Company's digital assets are held with a single custodian, BitGo, and are not insured by the FDIC.

11. Contingent Liabilities

As of June 30, 2025, the Company had no material contingent liabilities. As described in Item 2, the Company's financial statements for the year ended December 31, 2024, and subsequently those for the six months ended June 30, 2025 and the year ended December 31, 2025, were on file and available to investors while bonds were being sold and have since been restated. As of the date these restated financial statements were available to be issued, no investor had asserted or threatened any claim or demand against the Company arising from the restatement or the related non-reliance determination, and the Company was not aware of any investor having indicated an intention to assert such a claim. Purchasers who invested while the offering materials contained materially misstated financial statements could potentially assert rescission or similar claims, and whether any such claim would succeed would depend on the circumstances of the particular sale. Management does not consider the assertion of a claim to be probable. If a claim were asserted, the Company is unable to make a reasonable estimate of any resulting loss or range of loss. Accordingly no liability has been recorded in these financial statements.

12. Subsequent Events

Management evaluated subsequent events through September 12, 2025, the date the financial statements as originally issued were available to be issued, and, in connection with the restatement, through October 20, 2026, the date these restated financial statements were available to be issued. The following events occurred after June 30, 2025. Other than the restatement adjustments described in Note 2(m), none of them has been recognized in these financial statements.

•  Between July 1 and December 31, 2025 the Company sold further bonds with aggregate principal of $384,510, bringing the principal outstanding to $1,143,510 at December 31, 2025. A post-qualification amendment to the Company's offering statement filed on December 5, 2025 was qualified in December 2025, under which bonds issued thereafter have a stated maturity of ten years from issuance.

•  On July 18, 2025 the Company sold the lot at 41196 Shoals Drive and repaid $53,000 of the $103,000 Patricia Midgett note from the proceeds, and by an agreement dated July 31, 2025 the May 4, 2023 Patricia Midgett note was reduced to $50,000 and its maturity extended to July 1, 2027. The maturity of the $100,000 Patricia Midgett note of October 6, 2023 was also extended to July 1, 2027. The Company drew a further $288,000 under the Valiant Builder Finance facility, bringing the balance to $446,000 at December 31, 2025.

•  On September 11, 2025 the members of KS OBX LLC executed an Amended and Restated Operating Agreement, Section 3.5 of which provides a tiered return on the Company's capital contributions, accruing at 5% per annum on the first $651,623 and at 15% per annum above that amount, allocated to the Company before the residual result of KS OBX LLC is shared between the members. The return accrued from that date and is taken into account in the attribution of the result of KS OBX LLC in subsequent periods. On September 22, 2026 the members executed a Members' Confirmation and First Amendment to that agreement, which provides that the return accrues from February 27, 2023; the return so accruing before September 11, 2025 has not been recognized in any period, as described in Note 12 to the Company's restated audited financial statements for the year ended December 31, 2025.

•  At December 31, 2025 the Company recognized an impairment loss of $36,524 on Lots 22 and 23, Buccaneer Drive, which were sold on May 6, 2026; at June 30, 2025 the listing price of those lots exceeded their carrying amount and no impairment indicator was present.

•  On September 17, 2026 the Company's auditor advised, and the Company concluded, that the audited consolidated financial statements for the years ended December 31, 2025 and 2024 should no longer be relied upon. The Company reported that determination on Form 1-U on September 23, 2026, amended on September 29 and October 15, 2026, filed its Amended Annual Report on Form 1-K/A containing the restated audited financial statements on October 15, 2026, and concluded that the financial statements for the six months ended June 30, 2025 as originally issued should no longer be relied upon; see Item 2 and Note 2(m).

•  Effective September 23, 2026 the Company suspended the offering of its bonds under its Regulation A offering statement and does not intend to resume it. On October 13, 2026 the Company redeemed three bonds with aggregate principal of $55,000 that had been confirmed after its non-reliance conclusion. The events of 2026 affecting the Company's liquidity, including the maturity and extension of its real estate loans, the sale of its Ether position, the contracts for the sale of two completed homes and the Manager's written deferral of repayment of the amount due to it, are described in Note 12 to the Company's restated audited financial statements for the year ended December 31, 2025 and in Note 12 to the financial statements in the Company's Semiannual Report on Form 1-SA for the six months ended June 30, 2026. See Note 8.

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Organization (1)
2.3	Operating Agreement (5)
3.1	Form of Bond (6)
4.1	Form of Bond Investor Agreement (for cash) (6)
6.1	Technology Platform Agreement (1)
6.2	BitGo Form Agreement (2)
6.3	Construction Management Agreement (2)
6.4	TowneBank Loan Agreement (3)
6.5	Patricia Midgett Loan Agreement (Lakeside/Shoals) (3)
6.6	Steven Lloyd Loan Agreement (Pony Lot 14) (3)
6.7	Stone Bay Holdings II, LLC Loan Agreement (Pony Lot 13) (4)
6.8	TowneBank Loan Modification (7)
6.9	Lakeside Loan Modification (7)
6.10	Valiant Builder Finance LLC Loan Agreement (Lot 4, Pony Pasture) (8)
6.11	Master Software License (8)
6.12	Promissory Note dated October 21, 2020 issued by KS OBX LLC to Mark Robert (9)

(1) Filed with Form 1-A on September 15, 2023, which is incorporated herein by reference.

(2) Filed with Form 1-A on February 7, 2024, which is incorporated herein by reference.

(3) Filed with Form 1-A on April 15, 2024, which is incorporated herein by reference.

(4) Filed with Form 1-A on August 16, 2024, which is incorporated herein by reference.

(5) Filed with Form 1-U on October 15, 2024, which is incorporated herein by reference.

(6) Filed with Form 1-A POS on December 5, 2025, which is incorporated herein by reference.

(7) Filed with Form 1-K/A on October 15, 2026, which is incorporated herein by reference.

(8) Filed with Form 1-K on April 28, 2026, which is incorporated herein by reference.

(9) Filed with Form 1-SA for the semiannual period ended June 30, 2026 on October 20, 2026, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, on October 20, 2026.

Robert Ventures Holdings LLC

By:	/s/ Joseph Robert
Joseph Robert,
Manager of the Manager, Robert Ventures LLC

This report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Positions	Date
/s/ Joseph Robert	Manager of the Manager, Robert Ventures LLC	October 20, 2026
Joseph Robert	(principal executive officer and principal financial and accounting officer)